Filed by Continental Minerals Corporation Pursuant to Rule 425
Under the Securities Act of 1933, as amended.
Subject Company: Great China Mining Inc.
Continental Minerals Corporation
Exchange Act File No. 0-013978

On April 13, 2006, Continental Minerals Corporation ("Continental") and Great China Mining Inc. ("Great China") issued a joint press release announcing that Continental had entered into agreements with certain shareholders of Great China who have agreed to support a merger whereby Great China shares will be exchanged for Continental shares. The text of the joint press release is as follows:

Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

MERGER TO UNIFY 100% OF XIETONGMEN PROPERTY
TOTAL HOLDINGS INCREASE TO 120 SQUARE KM

April 13, 2006, Vancouver, BC - The directors of Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) and of Great China Mining Inc. (OTCBB: GCHA) jointly announce that Continental has entered into agreements with holders of 212 million Great China Mining shares, representing approximately 67% of Great China Mining, who have agreed to support a merger whereby Great China Mining shares will be exchanged for Continental shares on a ratio of 8.7843 Great China Mining shares for each Continental share. Completion of the merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholders' and regulatory approvals. If all conditions are met, the transaction is expected to complete in the second quarter. Continental will issue 36 million shares (approximately 40% of its post-merger issued shares) for 100% of Great China Mining. The shareholders letters also provide that if for any reason the corporate merger can not complete, the Great China Mining shareholders will exchange their shares on the agreed ratio in a series of private transactions thus assuring Continental of majority control of Great China Mining, subject only to TSX Venture Exchange acceptance.

The companies have been exploring and developing the Xietongmen Copper-Gold Property ("the Xietongmen Property"), located 240 kilometres from the city of Lhasa in Tibet, People's Republic of China, since late 2004. Continental is the operator of the project.

Through a combination of cash purchase of shares and expenditures on the Xietongmen Property, Continental now indirectly owns 50% of the property and has almost completed earning an additional 10% (for a combined 60%) interest. This additional earn-in would have been completed in the second quarter of 2006.

Continental will also be acquiring interests in the three other properties, totaling 109 square kilometres, which surround the Xietongmen Property ("the Area of Interest Properties") by issuing 1.5 million shares to a related party of Great China Mining. The transaction will result in a property holdings increase from 12 to 121 square kilometers.

In commenting on the merger, Continental President and CEO Gerald Panneton said:

"Continental and Great China Mining have been working successfully together to move the Xietongmen project forward, and following the excellent results of the 2005 program, the project has entered a new phase with feasibility, environmental and socio-economic studies underway. We believe that the unification of the ownership into Continental will simplify the current structure and streamline the advancement of the project."

Great China Mining President and CEO Anthony Garson said:

"Great China Mining has formed a strong joint venture working relationship with the experienced and professional Continental group. We are looking forward to this being further enhanced under the corporate unification. The project, the Company and shareholders will be best rewarded under this structure, leading to the successful advancement of the Xietongmen project.

Assuming the 100% merger is completed, Continental will have approximately 85 million shares outstanding (95 million fully diluted). Three nominees of Great China Mining will be appointed to Continental's board bringing the total number of Continental directors to ten. The Great China Mining shareholders lock-up letters provide that the principal participating Great China Mining shareholders will, for a three year period from closing, both vote their shares to support Continental's board initiatives and will also enter into orderly market resale arrangements through an independent trustee.

The Xietongmen Property hosts a porphyry copper-gold deposit with significant mineral resources that were outlined by drilling in 2005. The deposit is also open to expansion. The comprehensive program in 2006 will encompass extensive drilling to fully assess the resource potential of the property, as well as engineering, environmental and socio-economic studies, and community and stakeholder engagement activities. The objective is to collect the data necessary for a feasibility study and environmental and social impact assessments. The studies are targeted for completion in 2007.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION

In connection with the proposed transaction, Continental and Great China Mining intend to file relevant materials with the Securities and Exchange Commission, including the filing by Continental with the Securities and Exchange Commission of a Registration Statement on Form F-4 (the "Registration Statement"), which will include Great China Mining's Proxy Statement/Prospectus and related materials, to register the common shares to be issued in exchange for Great China Mining common shares. Great China Mining plans to file with the Securities and Exchange Commission and mail to its stockholders a Proxy Statement/Prospectus relating to the proposed transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Continental, Great China Mining, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission by Continental and Great China Mining on EDGAR through the web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus when they become available from each Company on request.

Continental, Great China Mining and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Great China Mining stockholders in respect of the proposed transaction. Information regarding Continental's directors and executive officers is available in Continental's annual report on Form 20-F for the year ended December 31, 2004, and information regarding Great China Mining's directors and executive officers is available in Great China Mining's annual report on Form 10-KSB for the year ended December 31, 2005. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Gerald Panneton President & CEO Continental Minerals Corporation	Anthony Garson President and CEO Great China Mining Inc.

For further information:
Continental Minerals Corporation Tel: 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel: 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address potential for exploration and resource discoveries that the companies expect are forward-looking statements. Forward-looking statements also include statements regarding the proposed merger transaction, and statements regarding Continental Minerals Corporation's plans to acquire three other properties, totaling 109 square kilometres, which surround the Xietongmen Property. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.